

SE   19007764


DB

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~⅄~~
PART III

SEC FILE NUMBER
8- 52750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2018___ AND ENDING___12/31/2018___

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nasdaq Capital Markets Advisory, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

 165 Broadway, 51st Floor
                                 (No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  LINDA CRANE   212-231-5032
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Ernst & Young LLP
                             (Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	SEC Mail Processing	

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

MAR 0 ' 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>Linda Crane</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Nasdaq Capital Markets Advisory, LLC</u>, as of <u>December 31, 2018</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____.

Amda Crane

Signature

<u>Principal Financial Officer</u>

Title

JOSETTE DAGLIERI
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DA6253807
Qualified in Westchester County
My Commission Expires February 20, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nasdaq Capital Markets Advisory, LLC

Financial Statements
and Supplemental Information

Year Ended December 31, 2018

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm...1

Financial Statements

Statement of Financial Condition 2
Statement of Operations...3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements...6

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Uniform Net Capital
    Rule 15c3-1...13
Schedule II – Computation for Determination of Reserve Requirement Pursuant to
    SEC Rule 15c3-3 14
Schedule III – Information Relating to Possession or Control of Securities Pursuant
    to SEC Rule 15c3-3 15



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member of Nasdaq Capital Markets Advisory, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nasdaq Capital Markets Advisory, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

February 28, 2019

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	599,667
Other assets		10,842
Total assets	$	610,509
Liabilities and member's equity		
Liabilities:		
Payable to Nasdaq, Inc.	$	183,886
Total liabilities		183,886
Member's equity		426,623
Total liabilities and member's equity	$	610,509

See accompanying notes to the Statement of Financial Condition.

Nasdaq Capital Markets Advisory, LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Description of the Business

Nasdaq Capital Markets Advisory, LLC (the "Company") is a wholly owned subsidiary of Nasdaq Corporate Solutions, LLC (the "Parent") which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). The Company acts as a third-party advisor to privately-held or publicly-traded companies during Initial Public Offerings ("IPO"), follow-on equity offerings, at-the-market equity offerings, private placement offerings and Regulation A equity offerings. The Company's role is limited to providing a company, or an investment bank on behalf of a company, with reports, profiles and other pertinent advisory information. The Company manages and operates their business as one reportable segment.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and in the state of New York. The Company is also a member of Financial Industry Regulatory Authority ("FINRA"). The Company is subject to regulation by the SEC, FINRA, and New York state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the ASC and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2018. The Company's cash is held by one financial institution in a non-interest bearing account which, at times, may exceed federally insured limits.

Advisory Fee Revenues

Advisory fee revenue is recognized when identified performance obligations are determined to be complete and the income is deemed reasonably determinable.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. The Company uses the asset and liability method to provide income taxes on all transactions recorded in its Statement of Financial Condition. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and/or penalties related to income tax matters are recognized in earnings.

At December 31, 2018, the Company has no accrued interest or penalties related to income tax matters.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2018, the Company has not adopted any new accounting pronouncements that had a material impact on its Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)", which supersedes the revenue recognition guidance in ASC "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The Company adopted this standard on January 1, 2018. The Company has assessed the impact and determined the adoption of this standard has no material impact on the Statement of Financial Condition of the Company.

In August 2018, FASB released ASU 2018-13, "Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement", which modifies the disclosure requirements on fair value measurements by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty, and adding new requirements, mainly for Level 3 fair value measurements. The Company early adopted this standard as of July 1, 2018 on a prospective basis. The Company has assessed the impact and determined the adoption of this standard has no impact on the Statement of Financial Condition of the Company.

3. Related-Party Transactions

Primarily all expenses of the Company are settled on the Company's behalf by Nasdaq and the Parent. These expenses are then charged to the Company, at cost, through intercompany charges, resulting in a payable to Nasdaq.

Nasdaq Corporate Solutions, LLC ("NOCS") agreed to provide the Company with support services, including but not limited to, direct financial and business management support for which the Company will reimburse NOCS an agreed upon amount for these services each month.

At December 31, 2018, $183,886 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company, its Parent and the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single

3. Related-Party Transactions (continued)

account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable from or payable to Nasdaq.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. For income tax purposes, the Company is disregarded as an entity separate from its owner, Nasdaq, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company computes its provision for income taxes by applying the rate applicable to Nasdaq to the Company's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by Nasdaq, which includes the Company, Nasdaq shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to Nasdaq.

No deferred tax asset is recorded on the current year loss as the Company files a consolidated tax return with Nasdaq and will be utilized to offset Nasdaq's taxable income. No valuation allowance analysis is necessary.

The Company has determined that there are no uncertain tax positions as of December 31, 2018.

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. Federal income tax returns for the years 2008 through 2014 are currently under examination by the Internal Revenue Service ("IRS") and we are subject to examination by the IRS for years 2015 through 2017. Several state tax returns are currently under examination by the respective tax authorities for the years 2007 through 2016 and the Company is subject to examination for 2017.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternate method provided by SEC Rule 15c3-1. At December 31, 2018, the Company had net capital of $415,781 which was $165,781 in excess of its required minimum net capital of $250,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The

5. Regulatory Requirements (continued)

Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because the Company carries no margin accounts and does not hold customer funds or safekeeping customer securities.

6. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Other assets and Payable to Nasdaq, Inc. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company has evaluated all subsequent events through February 28, 2019, the date as of which the Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

 **Nasdaq**

<u>**Nasdaq Capital Markets Advisory, LLC**</u>
<u>**15c3-3 Exemption Report**</u>

Nasdaq Capital Markets Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year January 1, 2018 to December 31, 2018 without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

DocuSigned by:

Linda Crane

E7FDE97CB0574BD...
Linda Crane
Chief Financial Officer
Nasdaq Capital Markets Advisory, LLC

<u>February 28, 2019</u>
Date



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

The Member and Management of Nasdaq Capital Markets Advisory, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Nasdaq Capital Markets Advisory, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019

A member firm of Ernst & Young Global Limited

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NASDAQ EXECUTION SERVICES, LLC
2929 WALNUT STREET, FMC TOWER, LEVEL 8
PHILADELPHIA, PA 19104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 28,847

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (14,222)

   7/31/2018
   _____ Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   14,625

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 14,625

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ $ 14,625
   Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nasdaq Execution Services, LLC
_____
(Name of Corporation, Partnership or other organization)

Linda Crane
(Authorized Signature)

Dated the 15 day of February, 20 19.

CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____   _____   _____
Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 32,046,740

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

     Total additions

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   12,815,224

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business.
     (See Instruction C):

     (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
         Code 4075 plus line 2b(4) above) but not in excess
         of total interest and dividend income. $_____

     (ii) 40% of margin interest earned on customers securities
          accounts (40% of FOCUS line 5, Code 3960). $_____

         Enter the greater of line (i) or (ii)

         Total deductions $ 19,231,516

2d. SIPC Net Operating Revenues $ 28,847

2e. General Assessment @ .0015 $
                                                                   (to page 1, line 2.A.)

2



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of Nasdaq Capital Markets Advisory, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of Nasdaq Capital Markets Advisory, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating that the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation in Form SIPC-7 with respective cash disbursement record entries within PeopleSoft, the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2019

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Nasdaq Capital Markets Advisory, LLC
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting
Firm

(Confidential Pursuant to Rule 17a-5(e)(3))

(SEC I.D. No. 8-52750)